Exhibit 99.1

EpicQuest Education’s Davis College Approved to Offer
a Four-Year Bachelor’s Degree in Business

New Program Expected to Increase International Enrollment by Over 350%

MIDDLETOWN, Ohio, June 20, 2023 /PRNewswire/ -- EpicQuest Education Group International Limited (NASDAQ: EEIQ), (“EpicQuest Education”, “EEIQ” or the “Company”), a provider of comprehensive education solutions for domestic and international students seeking college and university degrees in the US, Canada and the UK, today announced that Davis College was approved by the Higher Learning Commission (HLC) to offer a four-year Bachelor of Science in Business degree. The HLC is one of six regional accreditors that accredits degree-granting post-secondary educational institutions in the US assuring the quality of higher education.

Diane Brunner, President of Davis College, commented, “We are very excited to have been approved by the Higher Learning Commission for Davis College to offer a Bachelor of Science in Business degree. Importantly, it provides current and incoming Davis College students the option to pursue a more in-depth academic journey that matches their career goals. The skills acquired during a four-year program can lead to a wider set of job opportunities, steady career advancement and an increase in earnings potential. The HLC accreditation extends our academic programming beyond our two-year associate degree programs and potentially opens the door for our offering more four-year Bachelor’s degrees.”

“We believe that the new Bachelor’s degree program will continue to improve the international reputation of Davis College, and bring further visibility to our two-year professional career-training programs designed to align with today’s job market. These include digital marketing, healthcare administration, project management, early childhood education and graphic design, among many others. We believe that all of our career-focused programs at Davis College are life-changing and represent a positive return on investment for students that result in productive and satisfying careers,” concluded Davis College President Diane Brunner.

The Company believes that the approval by the HLC to offer a four-year Bachelor of Science degree in Business will enhance its international marketing and recruiting efforts, and that it will help to solidify its many potential collaborations with colleges and universities around the world. A vital component of EpicQuest Education’s mission is to create pathways for both domestic and international students to achieve their academic goals and develop successful careers. The Davis College bachelor’s degree program is expected to begin in the Fall of 2023, and it will help to draw an estimated 100 additional international students to Davis College in the 2023-24 academic year, a 355% increase as compared to 22 new international students admitted to Davis College’s two-year associate’s degree program in the 2022-23 academic year.

About Davis College

Davis College was founded in 1858 and is a private career-training college located in Toledo, Ohio. Davis College offers a specialized professional career training curriculum in numerous fields, and its mission is to provide marketable skills that enhance the employability of its graduates. Davis College offers coursework flexibility to ensure program success as well as externship opportunities that provide its student population with real-world skill sets prior to graduation. In addition to its offering a four-year Bachelor of Science in Business degree, expected to begin in the Fall of 2023, Davis College has agreements with several four-year US universities for ‘transfer pathways’ that pave the way for its associate degree students to gain admission with the ability to transfer earned course credits. Davis College is accredited by The Higher Learning Commission and the Ohio State Board of Career Colleges and Schools with programs authorized by the Ohio Board of Higher Education. For more information, please visit https://www.daviscollege.edu/.

About EpicQuest Education Group International Limited

EpicQuest Education Group International Limited ("EpicQuest Education" or the "Company”) provides comprehensive education solutions for domestic and international students seeking university and college degrees in the US, Canada and the UK. The Company owns and operates EduGlobal College, based in British Columbia, Canada, which focuses on English proficiency educational programming for students pursuing academic degrees. The Company operates and is a 70% owner of Davis College, a career training college located in Toledo, Ohio. In addition, the Company has a recruiting relationship with the Miami University Regional campuses, where it maintains residential facilities, a full-service cafeteria, recreational facilities, shuttle buses and an office for the regional campuses that provides study abroad and post-study services for its students; these facilities are not owned, maintained, operated or are a part of Miami University. The Company is also a recruiting agent for the University of the West of Scotland (through The Education Group (London) Ltd) and Coventry University, both of which are located in the UK. For more information, please visit https://www.epicquesteducation.com/.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include, without limitation, whether the approval by the HLC will result in a substantial increase in student enrollment at Davis College, whether Davis College will be able to offer more four-year Bachelor’s degrees in the future, whether the estimated 100 additional international students in the 2023-24 academic year will occur, and the Company’s ability to implement its international strategy as described. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our most recent Form 20-F and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contacts:

EpicQuest Education Group International Limited
+1 513-649-8350
info@epicquesteducation.com

Investor Relations:

Precept Investor Relations LLC

David Rudnick
+1 646-694-8538
david.rudnick@preceptir.com

Source: EpicQuest Education Group International Limited

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